BlackRock Basic Value Fund, Inc. (the "Fund")

77D(g)

Effective February 9, 2015, the Fund ceased investing in Master Basic Value LLC (the "Master LLC") as part of a "master-feeder" structure and instead began operating as a stand-alone fund. In connection with this change, the Fund entered into a management agreement with BlackRock Advisors, LLC ("BlackRock"), the terms of which are substantially the same as the former management agreement between BlackRock and the Master LLC, including the management fee rate. Additionally, the change to a stand-alone structure did not change the fees and expenses borne by the Fund or create a taxable event for the Fund or its shareholders.


14964737.2

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